

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

June 4, 2009

Jun Wang, Chief Executive Officer
SmartHeat Inc.
c/o Robert Newman, Esq.
The Newman Law Firm, PLLC
14 Wall Street, 20th Floor
New York, NY 10005

>   **Re: SmartHeat Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed May 22, 2009**
>   **File No. 333-154415**
>
>   **Form 8-K**
>   **Filed May 29, 2009**
>   **File No. 001-34246**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 24

1.   You state in your response to prior comment two that there are "relatively longer terms for payment collection in the heating manufacturing business in China." Please expand your disclosure to discuss the range of the actual collection terms from your customers since it appears that your due dates (30% at placement, 30% at delivery, and 30% upon installation and acceptance) do not represent when your customers pay amounts due. Also, please revise your registration statement to include a risk factor that addresses the risks associated with the significant period of time that your accounts receivable remain outstanding, including the negative impact on your liquidity.

Form 8-K filed May 29, 2009

2.   Please supplementally provide us with your analysis of the significance of your probable acquisition of Siping Beifang Heat Exchanger Manufacture Co, Ltd. under Rule 8-04 of Regulation S-X. Also, please revise your registration statement to disclose this subsequent event.

*   *   *   *

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director